[CHS Letterhead]

                      October 25, 2005

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: William A. Bennett

  Re:
  Cold Spring Capital Inc.
  Amendment No. 3 to Registration Statement on Form S-1
  Filed August 16, 2005
  File No. 333-125873

Ladies and Gentlemen:

        Cold Spring Capital Inc. ("Cold Spring" or the "Company") is filing herewith via EDGAR Amendment No. 3 to its Registration Statement on Form S-1. This amendment is being filed primarily to disclose certain litigation to which the Company has become a party and to make other changes related thereto. Copies of this letter and its attachments are being delivered under separate cover to Maureen Bauer of the Commission.

        Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5034, or in my absence, William P. Gelnaw, Jr. at (617) 248-2133. Thank you.

                      Sincerely,

                      /s/  JAMES W. HACKETT, JR.

                      James W. Hackett, Jr.

cc:
Maureen Bauer
Richard A. Stratton
Joseph S. Weingarten
Patricia A. Baldowski
Floyd I. Wittlin, Esq.
Kevin Barry, Esq.
Thomas L. Iannarone, Esq.
William P. Gelnaw, Jr., Esq.